Exhibit 99.2

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 30, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. UPDATES SHAREHOLDERS ON RESULTS
FROM ANNUAL GENERAL MEETING

AURORA, ON--(Marketwire - Jan 30, 2012) - Helix BioPharma Corp. (TSX: HBP) (NYSE Amex: HBP) (FRANKFURT: HBP) (the "Company" or "Helix") announces that its Annual General Meeting ("AGM" or the “Meeting”), was held today as scheduled. The financial statements of the Company were placed before the AGM and the auditors, KPMG LLP Chartered Accountants, were reappointed.

The Chairman of the Meeting concluded that he had serious concerns that shareholders had not been properly and fully informed in making their voting decisions with respect to the election of directors and that proxies have been solicited through misrepresentations. The Chairman of the Meeting concluded that:

(a)

There needs to be a new solicitation process and subsequent shareholder vote with respect to the election of directors at a new meeting of shareholders as soon as possible. The Company’s former European investor relations agent and affiliates should not be involved in any part of this voting process or the new meeting and shareholder solicitation.

(b)	This new meeting should not be delayed unnecessarily and ought to be called within 3 months at the latest.

(c)

There should be no activities by the Company outside of the ordinary course of business during this interim process prior to the new meeting. The directors and management ought to act with fairness through this interim period.

(d)	The Board should be comprised of a “coalition” until this matter can be properly sorted out at a new and fair meeting.

The current board of directors will continue in their position until the new meeting. During this interim period, on the recommendation of the Chairman of the Meeting and subsequent approval of the current Board, a formal invitation has been extended to two of the director nominees of the dissident group offering them seats on the Board, one of whom has also been invited to join the Special Committee. With the addition of the two dissident group nominees, the Boards maximum compliment of nine, pursuant to its constating documents, will be reached.

The Company intends to apply to Court expeditiously in order to proceed with the new meeting with a fair and transparent solicitation process. In the interim, the Company intends to operate in the ordinary course of business.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP."

Contact Information

Investor Relations:
Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Disclaimer and Forward-Looking Statements

This News Release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix's management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.